PRESS RELEASE

Flexweight Corporation                 For More Information Contact:
1946 Plateau Way
Wendover, NV 89883                     Walter G. Sanders
OTC Bulletin Board Symbol: "FXWA"      Phone: (702) 664-3484 Fax: (702) 664-2331

FOR IMMEDIATE RELEASE

                 Flexweight Corporation Announces Reorganization
                    with Oasis Hotel, Resort & Casino - III,
                                      Inc.

         Salt Lake City, Utah, May 11, 1998 - The Board of directors of Flexweight Corporation ("Flexweight" or the "Company") announced today that it has entered into a Reorganization Agreement ("Agreement") with Oasis Hotel, Resort & Casino - III, Inc. ("Oasis").

         According to the terms of the Agreement, approximately 3,010,000 restricted shares of Flexweight Common Stock will be issued in exchange for all of the outstanding shares of Oasis. Oasis will merge into Flex Holdings, Inc. - a wholly owned subsidiary of Flexweight - in a tax free transaction known as a reverse triangular merger. Oasis will survive as a wholly owned subsidiary of Flexweight.

         In connection with the transaction, the current officers and board of directors of Flexweight which consists of Tammy Gehring, President; Cliff Halling, Vice President; and BonnieJean Tippetts, Secretary and Treasurer will resign and be replaced by the current board of Oasis which will include Walter
G. Sanders, President; Sonny Longson, Vice-President, and Richard Capri, Secretary and Treasurer. Also as part of the transaction, two advisory firms -- Park Street Investments, Inc. and Hudson Consulting Group will be receiving a total of 698,000 of Flexweight Common Stock registered on Form S-8. Additionally, four of Flexweight's current and past officers and directors will each receive 500 shares. Immediately after the transaction, Flexweight will therefore have a total of 3,759,625 Common Stock shares issued and outstanding.

     Oasis is a development stage company formed for the purpose of acquiring and developing a Hotel and Casino in Oasis, Nevada. Its President, Walter Sanders, has over 30 years of experience in real estate development, engineering and construction. In addition, Mr. Sanders is a licensed pilot and has arranged air service programs for numerous Casinos. Currently Mr. Sanders is serving as Mayor of

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West Wendover,  Nevada - a gambling,  entertainment  and recreation  destination located on the border of Utah and Nevada. Sonny Longson - Oasis's Vice-President
- managed the Silversmith Hotel and Casino in Wendover, Nevada and Jim's Enterprises for over 20 years and Richard Capri - Oasis' Secretary and Treasurer
- has over 20 years experience in construction and real estate development of casinos, hotels and mulit-family housing and other commercial complexes.

         Oasis has entered in an agreement to acquire 20 acres of property in Elko County, Nevada from an associate of a Flexweight shareholder. The property is located near a four way interchange on I-80 and highway 233. The property consists of a gas station and convenience store that are currently non-operating, and several other small structures. Management of Oasis envisions remodeling the existing structures and creating a 10,000 square foot Casino with over 500 slot machines and several gambling tables. Other projects are proposed to follow upon completion of this first phase.

         In April, Flexweight shareholders voted on a number of corporate actions including the appointments of the current Flexweight directors; an increase in the Company's authorized Common stock to 25,000,000 million shares; a 100 to one reverse split of its Common Stock outstanding, and appointment of Jones, Jensen as the Company's auditors.

         The Reorganization Agreement calls for, among other things, that Oasis produce a detailed feasibility study and business plan within 30 days and audited financial statements within 60 days. Additionally, the transaction will be subject to filing of a certificate of merger by Flex Holdings and Oasis. The transaction has been approved by majority vote of the shareholders of Flex Holdings and Oasis and unanimous vote of their board of directors and the board of directors of Flexweight. Shareholder approval by Flexweight shareholders will not be necessary. Shareholders of all the companies mentioned herein may contact the Company directly for additional information and receive a copy of the plan of merger at no cost.

         NOTE: Certain statements in this press release consist of forward-looking statements that involve risks and uncertainties, including the Company's ability to successfully acquire the Elko, County property, obtain a gambling license, construct a Casino, regulatory developments and other risks associated with the Hotel and Casino business.